CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 18, 2006
All amounts are expressed in US dollars, unless otherwise indicated.

42% INCREASE IN PROVEN AND PROBABLE ORE RESERVES

Cambior Inc. (TSX & AMEX:CBJ) is pleased to announce that its proven and probable ore reserves totalled 5,036,000 ounces on December 31st, 2005, representing a net increase of 1,495,000 ounces or 42.2% over the December 31, 2004 estimate.

The increase is attributable to a net gain of 753,000 ounces at the Rosebel mine and the inclusion of 1.1 million ounces in the probable category following the completion of the Camp Caiman Feasibility Study in August 2005.

Commenting on this favourable development, Louis P. Gignac, President and CEO said: "Our continued focus on increasing our gold reserves through a substantial level of funding is generating positive returns for our shareholders. We are also confident that our current portfolio of projects will allow us to maintain and grow the gold output over the next several years. This will allow us to benefit from the strong gold price environment".

The additional reserves represent a 318% reserves replacement when the 2005 gold production of 638,400 ounces (684,600 *in situ* ounces) is considered.

ROSEBEL MINE (SURINAME)

The Rosebel mine continues to expand its reserves base following an intense drilling program of some 55,000 meters during 2005 and due to an improved gold price environment. The proven and probable reserves at Rosebel now stand at 3,212,000 ounces.

The Rosebel mine is located in Suriname and commenced operations on February 11, 2004. The mine consists of six deposits identified to date and located within a mining concession of 170 sq. km.

Since the commencement of production, the reserves at Rosebel have increased by 63% or 1,500,000 ounces through additional drilling and the inclusion of additional resources rendered economic by the increase in the gold price since February 11, 2004. The following table highlights the evolution in proven and probable reserves since the start of production:

Rosebel Mineral Reserves

	Tonnage (000t)	Grade (g Au/t)	Contained Gold (000 oz)
Pay Caro	17,223	1.52	844
East Pay Caro	10,892	1.13	397
Koolhoven	5,144	1.33	220
Royal Hill	22,014	1.42	1,006
Mayo	8,065	1.32	343
Rosebel	7,972	1.33	340
Stockpiles	1,736	1.11	62
Reserves – December 31, 2005[1]	**73,046**	**1.37**	**3,212**
Production – 2005	7,196	1.56	361
Production – 2004	5,067	1.84	300
Cumulative – Production and Reserves (Dec. 31, 2005)	**85,309**	**1.41**	**3,873**
Reserves – December 31st, 2004[2]	52,910	1.45	2,459
Reserves – December 31st, 2003[3]	47,165	1.57	2,382

(1) Based on gold price of $425 per ounce

(2) Based on gold price of $400 per ounce

(3) Based on gold price of $350 per ounce

During 2006, Cambior intends to invest $7.3 million on reserve development and exploration in Suriname, including $6.5 million at the Rosebel property.

Louis P. Gignac noted: "In accordance with our plan, we continue to build value at Rosebel, our principal asset. The 1.5 million ounces added to the reserves over the past two years confirms the potential of this multi-deposit mine. Our geological team continues to focus on extending the known deposits and discovering new ones on the relatively unexplored area of the Rosebel concession and the adjacent Thunder Mountain and Headley's Reef properties."

CANADIAN OPERATIONS

At the Canadian gold operations, reserves were not renewed despite the acquisition of the residual 50% interest at the Sleeping Giant mine in April 2005. The decrease which had been previously indicated to the market place occurs mainly at the Doyon mine which has been in continued operations since 1980. Canadian reserves now stand at 711,000 ounces.

The exploration will be focused in Québec around current mines and in the James Bay area near the Eleonore discovery. Some $1.2 million is targeted for investment in grassroots exploration in Canada.

CAMP CAIMAN PROJECT

In August 2005, Cambior released a Feasibility Study for the Camp Caiman project which estimated probable ore reserves at 12.3 million tonnes at an average grade of 2.8 g Au/t representing some 1.1 million ounces of gold *in situ*. The Company has been working towards satisfying the conditions established by the Board of Directors to move the project to construction in the second quarter of 2006.

Cambior has filed permit applications in September 2005 to begin construction. The approval process is ongoing and to date, no major issue has been identified which could delay approval.

The Company and the French Guiana Mining Association have also met with French Guiana regional authorities to secure more favourable levies on fuel to match the conditions enjoyed by other industrial sectors in the region. Developments on this matter are expected in the first quarter.

The Company has also filed an application with the French Government authorities in December 2005, to secure incentive funding under *Loi Girardin*, specifically designed for project development in overseas departments or territories of France. The Company anticipates receiving $30-$35 million under this program to be applied towards the capital cost of the project.

The Camp Caiman project development costs are estimated at $115 million, of which $62 million are planned for 2006. The project would be completed in late 2007. In addition to the *Loi Girardin* funding, the Company intends to finance the development of the project with a renewed corporate credit facility and internally generated cash flows.

The Camp Caiman project is expected to produce an average of 150,000 ounces of gold per year in its first three years of operations at an average production cost of $228 per ounce. Total production from currently identified reserves will be 866,700 ounces at an average operating cost of $268 per ounce over a seven-year mine life.

LA ARENA PROJECT

During 2005, the Company has committed a significant portion of its exploration and development budget to the La Arena project located in the Huamachuco area in Peru. This region hosts a number of gold mining operations including Barrick Gold Corporation's Alto Chicama mine. The region benefits from excellent road and power infrastructure which are located at close proximity to the La Arena project.

The drilling campaign in 2005 was aimed at confirming resources on the La Arena gold heap leachable deposit and on defining the adjacent La Arena gold-copper porphyry deposit. Encouraged by the drilling results to date, the Company is pursuing an aggressive plan to:

1. Complete a preliminary resource estimation on the gold-copper porphyry, which is expected to be released during the first quarter;

2. Conduct additional metallurgical testing on various ores;

3. Prepare a pre-feasibility study;

4. Initiate environmental and social baseline studies; and

5. If warranted, commence full feasibility study in the second half of 2006.

Peru is a country with a rich mining history and with an increasing gold and silver production profile. Cambior is established in Peru since 1993.

WESTWOOD PROJECT

As part of its $25 million regional five-year investment program on the Doyon-Mouska property located in the rich Cadillac gold belt, the Company is accelerating the development of the exploration drift from the Doyon infrastructure to reach the Westwood deposit identified from a deep surface drilling program in 2003 and 2004. The highly prospective area should be accessible in the later part of the third quarter 2006. The drilling base will allow for the testing of the semi-massive sulphide deposit which has provided very positive results from surface drilling and has led to the decision to invest in an underground drilling program.

GUIANA SHIELD

Following improved market conditions and buoyed by the commencement of production at Rosebel, the Guiana Shield has received considerable interest from gold exploration and mining companies. Cambior, with its mine development and operating experience in the region, is well positioned to take advantage of this developing gold producing region. Due to the geological potential and favourable economic conditions in the region, Cambior will allocate a significant portion of its exploration budget to the region on various projects including:

Guyana

In the first half of 2006, the Company intends to follow up on the potential of an underground deposit under the Fennell Pit. Mineralization at the Fennell Pit is cut-off by a barren diabase dike of an average thickness of 180 meters. Two holes drilled in 1997 confirmed the extension, beyond this dike, of the mineralized quartz diorite intrusive in which the Fennell Pit was hosted. The surface drilling program on the dike will test and fully define the Fennell deposit at depth. The aim is to identify an economic deposit based on the higher grade lenses of the mineralized diorite. An underground mine would benefit from existing infrastructure and milling facility and Cambior's underground expertise.

The Company will also follow up on anomalies identified on the Eagle Mountain project which is located 45 km from the Omai infrastructure. A good potential had been identified on the project in the late 1990's.

Suriname

The Company will continue grassroot exploration efforts on properties outside the Rosebel mining concessions with some $1.2 million being invested on the adjacent Headley's Reef and Thunder Mountain concessions and the Sarakreek property located some 80 km to the south. The Company's geological staff is very encouraged by the potential of Suriname for discovering new deposits to complement the successful Rosebel Mine.

French Guiana

Cambior will invest approximately $1 million on properties located within a 50-km radius from the Camp Caiman project. This is a follow-up program on properties acquired as part of the Ariane Gold Corporation acquisition in 2003, which had generated positive results from previous drilling campaigns.

Fourth Quarter and Year-End 2005 Financial Results Conference Call

It is expected that Cambior will release its fourth quarter results and 2005 year-end audited financial results on February 20, 2006. Accordingly, Cambior anticipates hosting a conference call on **February 21, 2006** at 10:30 a.m., local time, to discuss its fourth quarter results and 2005 year-end audited financial results.

Financial analysts are invited to participate in the call by dialing 1-800-274-8650 in North America. Outside of North America, please dial (416) 641-6653. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at **www.cambior.com** or through CCNMatthews at **www.ccnmatthews.com/cambior**.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation # 21281925. The webcast will also be archived on the Company's website.

2006 Gold Rush Investment Forum Presentation

Today, **January 18, 2006**, Louis P. Gignac, Cambior's President and Chief Executive Officer, will make a presentation at Sprott Securities Inc.'s 2006 Gold Rush Investment Forum in Toronto. The presentation will be archived on the Company's website at **www.cambior.com**.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the geological context, mining exploration risks, calculation and evolution of mineral resources and reserves, potential for reserves and resources additions or renewal, particularly (without limitations) as regards to the Rosebel mine, future gold output, work programs, drilling targets and results, interpretation of work results, development plans, exploration budgets and future permitting and other developments at the Camp Caiman project. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations   Renmark Financial Communications
Tel.:   (450) 677-0040   John Boidman
          1-866-554-0554   Jason Roy
Fax: (450) 677-3382
E-mail: info@cambior.com   Tel. : (514) 939-3989
Website: www.cambior.com   www.renmarkfinancial.com

PR-2006-03

MINERAL RESERVES AND RESOURCES [1] [3] [4] CAMBIOR'S SHARE						
	December 31, 2005 @ $425/oz			December 31, 2004 @ $400/oz		
GOLD OPERATIONS	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces Contained (oz)**	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
Rosebel (100%)						
Proven Reserves	42,307	1.4	1,862,000	20,551	1.5	992,000
Probable Reserves	30,739	1.4	1,350,000	32,359	1.4	1,467,000
Subtotal	**73,046**	**1.4**	**3,212,000**	**52,910**	**1.4**	**2,459,000**
Indicated Resources	56,283	1.0	1,885,000	33,611	1.1	1,176,000
Inferred Resources	59,973	1.1	2,194,000	30,074	1.2	1,147,000
Doyon Division (100%)[2]						
Proven Reserves	1,477	6.0	284,600	2,076	5.9	393,200
Probable Reserves	1,317	6.8	288,200	2,424	6.1	475,400
Subtotal	**2,794**	**6.4**	**572,800**	**4,500**	**6.0**	**868,600**
Measured Resources	520	3.9	65,900	859	4.3	117,400
Indicated Resources	1,572	4.2	211,200	1,775	4.1	234,100
Inferred Resources	4,562	5.2	767,500	3,721	6.3	752,700
Sleeping Giant (100%)						
Proven Reserves	186	11.8	70,600	98	11.6	36,300
Probable Reserves	190	11.0	67,200	147	11.7	55,300
Subtotal	**376**	**11.4**	**137,800**	**245**	**11.7**	**91,600**
Inferred Resources	138	9.5	42,000	82	9.0	23,700
OMAI Gold (100%)						
Proven Reserves	-	-	-	3,878	1.0	122,000
Probable Reserves	-	-	-	-	-	-
Camp Caiman (100%)						
Probable Reserves	12,285	2.8	1,114,000	-	-	-
Measured Resources	-	-	-	5,381	2.6	456,000
Indicated Resources	8,157	1.9	501,000	16,407	2.1	1,083,000
Inferred Resources	3,767	2.1	249,000	5,973	1.6	304,000
La Arena (100%)						
Indicated Resources	23,828	0.7	536,300	13,400	1.0	414,000
Inferred Resources	2,286	0.6	43,100			
Westwood (100%)						
Inferred Resources	8,613	5.2	1,450,000	8,613	5.2	1,450,000
Grand Duc (100%)						
Indicated Resources	150	1.3	6,300			
Inferred Resources	249	1.4	11,500			
TOTAL GOLD						
Proven and Probable Reserves			5,036,600			3,541,200
Measured and Indicated Resources			3,205,700			3,480,500
Inferred Resources			4,757,100			3,677,400

(1) Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Mineral reserves and resources were estimated using a long-term gold price assumption of $425/oz in 2005 and $400/oz in 2004. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

(2) Includes mineral reserves and resources from the Doyon and Mouska mines.

(3) In underground operations, mineral resources contain similar dilution and mining recovery to mineral reserves

(4) In mining operations, measured and indicated resources are considered uneconomic at the price used for reserves calculations.

MINERAL RESERVES AND RESOURCES

Mineral reserves and resources have been estimated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves"). There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. Reserve estimation is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

Cambior's qualified persons [1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Name	Title
Rosebel (Suriname)	R. Sirois	Geology Superintendent
	A. Croal	Engineering Superintendent
Doyon (Quebec, Canada)	F. Blanchet	Chief Geologist
	F. Girard	Chief Engineer
Mouska (Quebec, Canada)	P. Lévesque	Chief Geologist
	P. Sévigny	Chief Engineer
Sleeping Giant (Quebec, Canada)	D. Vallières	Technical Services Superintendent
	R. Asselin	Senior Mining Geologist
Gold Projects		
Camp Caiman (French Guiana)	P. Godin	Project General Manager
	F. Clouston	Manager – Project Evaluation
	E. Belzile	Manager, Mining Geology
La Arena (Peru)	F. Clouston	Manager – Project Evaluation
Westwood (Quebec, Canada)	D. Doucet	Exploration Manager, Doyon Division

(1) Qualified person: an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

The Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. For each mine and project of the Company, the relevant qualified persons verified the dat disclosed, including samplings, analytical and test data underlying the information contained in this press release. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc., who is also a qualified person.

MINERAL RESERVES AND MINERAL RESOURCES (continued)

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average Metallurgical Recovery [1] (Gold %)	Cut-off Grades (g Au /t)
Rosebel	92 to 94	0.4 to 0.6
Camp Caiman	58 to 93	0.8 to 1.8
Doyon	97	3.0 to 5.0 [2]
Mouska	94.7	10.4 [2]
Sleeping Giant	97.2	10.0 to 10.5[2]

(1) The significant difference in the recovery at Camp Caiman is due to the fact that the ore contained in the rock is
    semi-refractory, therefore with a lower metallurgical recovery than in saprolite where it is oxidized.
(2) Varies depending on the mining method used.